1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 21, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                      No       X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 3/21/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Public Statement on March 21, 2005: A Letter to the Shareholders from UMC Chairman Robert Tsao

Exhibit 99.1

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A Letter to the Shareholders from UMC Chairman Robert Tsao

Dear UMC Shareholders,

On the 15th of February, the search of UMC’s offices by the members of the investigation team of the prosecutor’s office attracted global attention and surprise. The reason given by the investigators for this search was suspicion that UMC’s employees had committed a breach of trust by conveying the profits and intellectual property of UMC to Hejian Technology Corporation (HJTC) in Mainland China.

Upon learning of this search and the related investigation, I immediately released a public statement explaining the nature of the relationship between UMC and HJTC. Specifically, I made it clear that UMC had delivered assistance to HJTC within the restrictions of our government’s regulations in order to advance UMC’s foundry business in the face of new challengers from China for the long-term benefit of UMC and its shareholders.

HJTC made a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance in helping HJTC to establish itself as a viable foundry company in China. Furthermore, circumstances permitting, at some time in the future the companies would merge their operations. There are two reasons why no written agreement was made at that time. First, due to the fact that the government did not allow any investment or technology transfers to an entity in Mainland China, our assistance was limited to the area of management support, making it very difficult to quantify UMC’s compensation for its help at that time. Second, HJTC had limited financial resources at the outset, and we realized that by insisting on the best compensation at that time, we might miss an opportunity for much greater gain at a later date. Therefore, we decided to keep this issue open for future development.

Although the type of verbal indication that we received from HJTC can never be as clear and precise as a written contract, the circumstances at the time made this the best option. However, due to the current situation precipitated by the search launched by the prosecutor’s office, I feel that it is time to turn this verbal indication into a concrete agreement, something that can be defined with precise figures since the prosecutor seems to assume that any non-compensated assistance between two companies is suspicious and entails misappropriating company resources and betrayal of trust. We also wonder if the prosecutor may question the fact that HJTC plans to compensate UMC based on a verbal indication as a story created only after the commencement of the investigation. The truth is that since Hejian was able to turn a profit last year, I felt that the time has come for HJTC to fulfill its word to UMC, and so I asked Vice Chairman John Hsuan to promptly contact Hejian for compensation in the form of either cash or equity.

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After Vice Chairman Hsuan contacted HJTC, they agreed to compensate UMC by providing 15% of the outstanding shares from HJTC’s holding company for UMC’s past assistance and for continued assistance in the future. The holding company has already issued a total of 700 million shares and the subscription price per share is US$1.1. Therefore, the total market value of the company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million.

The purpose for Hejian’s provision of a 15% equity stake to UMC is, in part, so that they can continue to receive support from UMC. Additionally, HJTC would like UMC to convey their request for the removal of the travel restrictions that have been placed on more than 20 important Taiwanese employees of HJTC who have been prevented from leaving Taiwan for over a month and whose travel restriction has begun to have a significant impact on HJTC. If the restriction on travel for these employees is removed, HJTC has promised to give these employees all the time-off necessary to return to Taiwan to assist the prosecutor’s office in its investigation.

After the commitment from HJTC of the share provision, UMC immediately filed a letter (UMC No. 0222) on March 18th with the Investment Commission of the Ministry of Economic Affairs for their administrative guidance for the successful transfer of said shares to UMC. The HJTC representative has indicated that they will put the 15% equity stake in escrow or adopt other measures so as to protect UMC’s interest. If HJTC distributes shares or cash dividends, UMC’s stake in HJTC will increase accordingly.

If the Investment Commission can help us with regard to the provision of the said shares, the next step will be for UMC to further strengthen its cooperation with HJTC. In January of this year, I personally reported to the relevant government authority regarding the strategic relationship between UMC and Hejian, and asked for assistance in exploring the possibility of a future merger between the companies. This report was delivered well before the search initiated by the prosecutor’s office in February, clearly showing that UMC’s explanation of its relationship with HJTC was by no means something that we have thought up on the spur of the moment, but rather a long-term strategy from our side.

This incident has already dragged out for more than a month, but I am very happy to report that it has had no significant impact on the operations of UMC’s foundry business. Since Dr. Jackson Hu has taken over as CEO of UMC, we have seen significant improvement in our operations. Dr. Hu has more than 20 years experience working in the United States on the front line of research and development in the semiconductor industry. His management skills and execution abilities are outstanding, and we are very satisfied with the progress that UMC has made with volume production for our 90nm process technology, an area in which we are clearly leading the rest of our competition in the foundry industry. We also believe that we are leading our foundry competitors in the development of future generations of technology such as 80, 65, and 45-nanometer processes. Unfortunately, we continue to suffer the negative impact of our decision to partner with IBM in the

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development of 0.13micron technology. Our setbacks at this technology node have meant that our market share for this technology is well below our largest competitor. On the other hand, our decision to independently develop 90-nanometer technology is beginning to show excellent results, and we believe that we will be able to close this gap in the future. However, significant improvement associated with our success at 90nm will only start to have a large impact on our bottom line in the next year or two, and in the short term we expect our results to continue to be affected by seasonality and business cycles.

I respectfully ask all of our shareholders to remain confident in the future of UMC. I also ask for your continued support for our new management team under the leadership of our CEO, Dr. Jackson Hu.

Thank you very much for your attention. I wish you all continued health and happiness.

Sincerely yours,

Robert Tsao, Chairman